Banco Santander Chile



Earnings Report 2Q20

July 30, 2020

Santander

Santander

Contents Page



CONTACT INFORMATION

Investor Relations Department

Banco Santander Chile

Bandera 140 Floor 19 Santiago, Chile

Tel: (562) 2320-8284

Email: irelations@santander.cl

Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2019 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Jun-20**	**Jun-19**	**% Change**
Total assets	61,026,743	42,031,951	45.2%
Gross customer loans	35,287,963	31,094,938	13.5%
Customer deposits	26,556,405	22,032,097	20.5%
Customer funds[1]	34,344,443	28,298,278	21.4%
Total shareholders' equity	3,613,823	3,284,857	10.0%
Income Statement (YTD)	**Jun-20**	**Jun-19**	**% Change**
Net interest income	768,642	693,076	10.9%
Net fee and commission income	136,665	138,649	(1.4%)
Net operating profit before provisions for loan losses	1,017,316	929,533	9.4%
Provision for loan losses	(293,933)	(152,622)	92.6%
Op expenses excluding impairment and other op. exp.	(385,656)	(371,652)	3.8%
Operating income	291,131	374,428	(22.2%)
Income before tax	291,727	374,971	(22.2%)
Net income attributable to equity holders of the Bank	228,873	296,662	(22.9%)
Profitability and efficiency	**Jun-20**	**Jun-19**	**Change bp**
Net interest margin (NIM)[2]	4.0%	4.1%	(16)
Efficiency ratio[3]	39.7%	41.4%	(165)
Return on avg. equity	13.0%	18.2%	(518)
Return on avg. assets	0.8%	1.5%	(67)
Core capital ratio	10.0%	10.4%	(45)
BIS ratio	14.6%	13.1%	144
Return on RWA	1.3%	1.9%	(61)
Asset quality ratios (%)	**Jun-20**	**Jun-19**	**Change (%)**
NPL ratio[4]	1.9%	1.9%	2
Coverage of NPLs ratio[5]	147.2%	137.6%	963
Cost of credit[5]	1.7%	1.0%	73
Structure (#)	**Jun-20**	**Jun-19**	**Change (%)**
Branches	367	380	(3.4%)
ATMs (including depositary ATMs)	1,104	1,037	6.5%
Employees	11,039	11,186	(1.3%)
Market capitalization (YTD)	**Jun-20**	**Jun-19**	**Change (%)**
Net income per share (Ch$)	1.21	1.57	(22.9%)
Net income per ADR (US$)	0.59	0.93	(36.3%)
Stock price (Ch$/per share)	33.6	50.5	(33.5%)
ADR price (US$ per share)	16.4	29.92	(45.2%)
Market capitalization (US$mn)	8,386	14,119	(40.6%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
6. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

Adjusted ROAE of 12.0% in the quarter. Gross income up 7.1% YoY in 2Q20

Net income attributable to shareholders in 2Q20 decreased 41.1% QoQ and 50.4% YoY, totaling Ch$84,859 million (Ch$ 0.45 per share and US$ 0.22 per ADR). It is important to point out that 2Q20 results include an additional provision of Ch$30,000 million recognized in order to increase coverage ratios considering the uncertainty surrounding the potential impacts on credit quality of the COVID-19 crisis. Excluding the additional provisions, the **adjusted net income** was Ch$106,759 million and the **adjusted quarterly ROAE** was 12.0%.

Total gross income (Net interest income, Fees and Results from financial transactions) remained strong, growing 7.1% compared to 1Q20 and 6.7% compared to 2Q19, demonstrating the Bank's ability to continue to provide solid income even during this pandemic. Furthermore, **operating expenses** increased just 1.7% QoQ and 1.5% YoY and the **efficiency ratio** reached the world class level of 38.9% in 2Q20.

Net income attributable to shareholders in 6M20 decreased 22.9% YoY, totaling Ch$228,879 million (Ch$1.21 per share and US$0.59 per ADR) with the Bank's **ROAE** in 6M20 at 13.0%. Excluding the additional provisions, the **adjusted net income** was Ch$250,773 million and the **adjusted ROAE** in the first half of 2020 was 14.3%.

Loan growth driven by FOGAPE and Corporate lines of credit in 2Q20

Total loans increased 13.5% YoY and 2.7% QoQ, driven by higher demand for lines of credit on behalf of the Middle-market and CIB segment. Simultaneously, the Bank disbursed approximately Ch$1,484,935 million (or US$1.8 billion) of state guaranteed FOGAPE loans with the state guarantee covering around 77% of these loans on average.

Loans to individuals increased 8.1% YoY and decreased 1.3% QoQ. The quarterly decrease was mainly due to the contraction of **Consumer loans** which decreased 7.0% QoQ as clients have become more restrictive in their consumption behavior and have focused on paying back their loans. **Mortgage loans** increased 11.9% YoY and 2.3% QoQ. Long-term interest rates have remained at attractive levels, contributing to sustained growth of this product.

Increasing coverage to 154% with Ch$30,000 million additional provisions recognized in the quarter

During the quarter, **provision for loan losses** increased 150.3% YoY and 85.7% QoQ as the Bank is proactively increasing provisions to anticipate the risk of the loan portfolio due to the economic crisis in Chile. The **total coverage ratio,** including the additional provisions for consumer loans, reached 154.1% in 2Q20 and the **expected loan loss ratio** (Loan loss allowance over total loans) rose from 2.7% in 1Q20 to 2.9% in 2Q20. Since March, the Bank has offered grace periods to clients with good payment behavior to ease their financial burden in the crisis. The regulator has temporarily eased provisioning requirements for reprogrammed loans, but Santander Chile has decided to maintain a high cost of

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF).

risk in order to minimize future provision needs. As a result, the Bank decided to establish **additional provisions** in the quarter amounting to Ch$30,000 million which are allocated equally between the consumer, mortgage and commercial portfolio. Including these Ch$30,000 million additional provisions, the **cost of credit** in 2Q20 reached 2.2%. In July 2020, the Bank will recognize an additional Ch$30,000 million in additional voluntary provisions.

Strong deposit growth driven by a 39.3% YoY rise in non-interest bearing demand deposits

The Bank's **total deposits** increased 20.5% YoY and 5.1% QoQ in 2Q20. In the quarter, **non-interest bearing demand deposits** grew 12.3% QoQ and 39.3% YoY due to high growth of retail checking accounts and continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantine. This also led to a high liquidity ratio with the Bank's **LCR** and **NSFR** reaching 198% and 105%, respectively at the end of June 2020.

Time deposits increased 7.8% YoY and decreased 0.5% QoQ. In March, the Central Bank continued to lower its Monetary Policy Rate, which serves as the reference rate for most CLP denominated deposits. At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and in comparison, to our main peers. The low rate environment also drove the 24.3% YoY and 11.6% QoQ rise in **mutual funds** brokered through the Bank as clients searched for higher yielding investments.

Solid capital ratios

The Bank's **core capital ratio**[2] was 10.0% and the total **BIS ratio**[3] was 14.6% as of June 30, 2020. In April, the Bank's shareholders agreed to distribute a dividend payout of 30%, in line with the regulatory minimum and lower than previous years, to ensure healthy capital ratios during the pandemic.

As of the date of this report the CMF has published for consultation a new treatment of the FOGAPE loans for capital purposes. According to the proposal, the state guarantees will no longer be considered in Tier II, and the **risk weighting of FOGAPE loans will be lowered from 100% to 10%**. This regulatory change would increase our core capital ratio by around 30bp when enacted.

2. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
3. BIS ratio: Regulatory capital divided by RWA.

Life and Superdigital driving digital account openings

Santander Life continues to be the main contributor to new client growth due to the success of this product's Merit Program and Digital On-boarding process. Total new clients in Life in the first half of 2020 increased 274% compared to 1H19. The lockdowns have increased the demand for online banking services and Santander Life's attractive product offer has continued to drive demand for this product. Life already has more than 215,000 clients, 75% of which were digitally onboarded. Santander Life received an NPS score of 71, the highest in the Bank.



life
Launched
November 2017
+89,000 clients
life
Launched
June 2019
+10,000 clients
life
Launched
June 2019
+116,000 clients
481
16,136
16,431
20,816
84,069
77,915
NPS
71
2H17
1H18
2H18
1H19
2H19
1H20
Over 75% of clients captured digitally

New Superdigital clients each semester



147
2,459
15,842
52,201
2H18
1H19
2H19
1H20
+70,000
Total SD clients

In April, Superdigital was fully launched to the public and had a record amount of accounts opened in the quarter, providing an attractive alternative for unbanked Chileans to manage the money received from the government initiatives during the COVID-19 crisis.

The Bank's current account opening market share reaches 44%

The Bank's market share in traditional checking accounts remained strong in the first half. According to the latest publicly available information, our market share in new account openings reached 44%. These figures do not include the additional clients entering the Bank through Santander Life and Superdigital.

Current account openings 3M20[1]



Market share of current accounts
Share of new accounts
43.7%
21.3%
15.9%
7.8%
-3.4%
-1.6%
8.6%
4.2%
-2.3%
-1.1%
20.6%
10.0%
14.4%
7.0%

1. Source: CMF, latest information available

22%
Market share of current accounts[1]

44%
Market share of current account openings[1]

Our digital channels have proven vital during the COVID-19 crisis providing clients with an easy access to our transactional products.

Investment plan moves forward. Branch transformation program to be accelerated

The Bank continues moving forward with its 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation, which includes new digital products, expanding the transformation of branches and back-office functions, investment in cyber security and increasing access of clients and non-clients to financial services, mainly through digital channels.

This strategy has been further validated by the COVID-19 lockdowns, driving our clients to the digital channels we have been developing. This has led in 2Q20 to improving the digitalization and automatization process for loan approvals, especially for SMEs and the new FOGAPE loan.



Commercial : back office personnel
Work/Café 2.0
x 2,5
Traditional branches
x 1,0

	Work/Café 2.0 vs.	Traditional branch[1]
Gross margin	+32%	+2%
Stock clients	+16%	-1%
New clients	+16%	+3%

1. Variations compare 6M20 vs. 6M19

In the second half of 2020, we will accelerate our branch transformation process. During 2019, we started to pilot the Workcafés 2.0 which is a more compact version of the original Workcafé branches and, like its predecessor, have minimal back office personnel, no tellers and high productivity levels. With the COVID-19 pandemic, we have decided to accelerate our branch transformation plan and these branches will become the building block for our future branches. These new branches have shown promising results in terms of profitability and efficiency.


PAGA
AQUÍ
getnet
getnet

- Santander brand name Getnet.
- Dec. 27, 2019: First transaction made with our POS.
- During July 2020, the Bank created the Getnet subsidiary.
- Waiting for final authorization to begin offering acquiring services.
- Getnet offer includes digital payments, essential for businesses during the Covid-19 lockdowns and social distancing that will be required.
- We estimate that only 30-40% of commerce has access to a POS.

Another part of our strategy is the payments systems. During July the Bank officially created the Getnet subsidiary, which has been approved by the regulator and so will be up and running shortly.

In April, Klare was officially launched (www.klare.cl). This is an online digital platform for brokering insurance products of an insurtech that Santander supports. In the first stage, it will be offering mainly life insurance and expects to add on more products in the future. In this site individuals can easily compare and shop for a life insurance that suits their needs and budget.


klare
klare
$5.990/mes

Margins impacted by growth in lower risk assets and supported by lower cost of funds

In 2Q20, **Net interest income, NII,** increased 2.7% compared to 2Q19 and decreased 2.0% compared to 1Q20. The Bank's **NIM** in 2Q20 was 3.8%, lower compared to the 4.2% in 1Q20 and 4.4% in 2Q19.

The low Central Bank rate of 0.5% had a positive impact on deposit costs denominated in nominal pesos, which comprise most of our time deposits. Furthermore, in 2Q20 the 12.3% increase in non-interest-bearing demand deposits in the quarter also had a positive impact on margins. These positive effects were offset by the low UF inflation rate of just 0.3% in the quarter and growth in lower yielding, but less risky interest earning assets.

Non- NII up 43.4% QoQ and 19.2% YoY

Total non-interest income, which is the sum of fee income and financial transactions, net totaled Ch$139,483 million in 2Q20 and increased 43.4% QoQ and 19.2% YoY.

Results from Total financial transactions, net was a gain of Ch$77,223 million in 2Q20, an increase of 57.5% compared to 2Q19 and 238.0% compared to 1Q20. **Client treasury services** revenues reached a gain of Ch$45,537 million in the quarter, an increase of 26.6% compared to 2Q19 and 49.8% compared to 1Q20, reflecting the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. **Non-client treasury** results totaled a gain of Ch$31,686 million in the quarter. The Bank's fixed income liquidity portfolio is solely comprised of Chilean sovereign risk and U.S. treasuries. During the quarter, as inflation expectations rapidly decelerated, rates declined across the yield curve. This fall in inflation lowered margins but was offset by the realized gains from the available for sale portfolio (AFS).

Fee income decreased 8.4% compared to 2Q19 and 16.3% compared to 1Q20. Fees in the quarter were mainly affected by ongoing quarantines and lower economic activity due to the COVID-19 crisis, especially in our card business. We

expect this trend to reverse as lockdowns are eased. As mentioned above, client acquisition remains strong, which will also help to fuel future fee growth.

Productivity continues to rise. Efficiency ratio of 38.9% in the quarter

In 2Q20 operating expenses increased 1.5% YoY and 1.7% QoQ with the Bank's **efficiency ratio** reaching 38.9% in 2Q20 demonstrating good cost control. Productivity continues to rise with volumes (loans plus deposits) per branch increasing 20.5% YoY and volumes per employee rising 18.0% YoY despite the widespread lockdown throughout the quarter. YTD operating expenses to total assets improved to 1.4% in 2Q20 compared to 1.8% in 2Q19.

Summary of Quarterly Results

(Ch$mn)	Quarter 2Q20	1Q20	2Q19	Change % 2Q20/2Q19	2Q20/1Q20
Net interest income	380,343	388,299	370,375	2.7%	(2.0%)
Net fee and commission income	62,260	74,405	67,974	(8.4%)	(16.3%)
Total financial transactions, net	77,223	22,847	49,016	57.5%	238.0%
Provision for loan losses	(191,063)	(102,870)	(76,348)	150.3%	85.7%
Operating expenses (excluding Impairment and Other operating expenses)	(194,484)	(191,172)	(191,596)	1.5%	1.7%
Impairment, Other op. income & expenses	(19,373)	(15,284)	(11,875)	63.1%	26.8%
Operating income	**114,906**	**176,225**	**207,546**	**(44.6%)**	**(34.8%)**
Net income attributable to shareholders	**84,859**	**144,014**	**171,232**	**(50.4%)**	**(41.1%)**
Net income/share (Ch$)	0.45	0.76	0.91	(50.4%)	(41.1%)
Net income/ADR (US$)[1]	0.22	0.36	0.54	(59.1%)	(38.8%)
Total loans	**35,287,963**	**34,355,159**	**31,094,938**	**13.5%**	**2.7%**
Deposits	**26,556,405**	**25,257,945**	**22,032,097**	**20.5%**	**5.1%**
Shareholders' equity	3,613,823	3,494,433	3,284,857	10.0%	3.4%
Net interest margin	3.8%	4.2%	4.4%		
Efficiency ratio[2]	38.9%	40.6%	40.3%		
Return on equity[3]	9.5%	16.8%	21.1%		
NPL / Total loans[4]	1.9%	2.0%	1.9%		
Coverage NPLs[5]	147.2%	133.5%	137.6%		
Cost of credit[6]	2.2%	1.2%	0.98%		
Core Capital ratio[7]	10.0%	9.7%	10.4%		
BIS ratio[8]	14.6%	12.7%	13.1%		
Branches	367	368	380		
ATMs (includes depositary ATMs)	1,104	1,093	1,037		
Employees	11,039	11,078	11,186		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to CMF BIS I definitions.
8. BIS ratio: regulatory capital divided by RWA.

Section 3: COVID-19 Update

COVID-19 situation in Chile

The first case of COVID-19 in Chile was on March 3 and contagion continued to progress, reaching a peak of infections in mid-May. As lockdowns became more widespread in 2Q20, economic activity continued to contract. Following May's peak, the situation in Chile has gradually improved. The government has published official guidelines to determine how the re-opening process will be carried out, which has begun in the last week in July in certain locations

Santander Chile's response

From mid-March, the Bank started to roll out the tele-working plans due to COVID-19. Currently 95% of our central office employees are working from home. At the same time ~70% of our branches are open. Banking was deemed an essential service by the authorities, and therefore some of our branches remained open. In **other operating expenses** the Bank recognized various one-time costs related to this transition in the amount of Ch$5 bn in 2Q20. The Bank has designed a detailed plan for gradually re-opening our main headquarters in downtown Santiago, which as of the date of this report, is still in full lockdown mode.

In terms of banking transactions, the reduction in clients coming to our branches is being supported by our digital channels with the amount of digital transactions increasing 11.1% QoQ in 2Q20 and digital clients increasing 20.7% in the last 12 months.


Digital clients
+20.7%
1,109,476
1,339,361
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

Government programs to aid households

The Government has announced various new initiatives for different segments of the Chilean population such as tax breaks and one-off payments to vulnerable households. At the onset of the pandemic, the government increased the Health budget by US$1.5 billion (2% GDP). The government also approved cash transfers (US$230) per family for the poorest segments and an allowance per family of US$300 during three months for those in the informal sector. At the same time the government announced a transitory reduction of the stamp tax for loans and delayed certain VAT payments. US$2bn was injected to the unemployment insurance fund for furloughed workers.

The government is also seeking approval for a COVID-19 fiscal fund of up to US$12 billion to continue providing financial support to families and for economic recovery. This fund can be used within two years. This fund includes government initiatives to give more aid to the middle class (between Ch$500k-1.5 million monthly income or US$22K yearly) that has seen a fall of 30% or more of their income, which includes: direct transfers, soft loans, mortgage postponements of up to 6 months with state guarantee and rent subsidies.

Recently, a law has been passed which will permit Chileans to withdraw a minimum of UF35 (US$1,200) and a maximum of UF150 (US$5,300) from their pension funds. For those that have funds below UF35, they will be able to take out the total amount of their savings. The draw down will be tax free. It is estimated that between US$15-19 billion in total will be withdrawn.

FOGAPE loans and payment holidays

The Government, Central Bank and CMF (our regulator) have been working together with the banks to provide measures to ensure that companies have access to funding during this crisis and payment holidays.

The Government announced **the extension of the FOGAPE program**, offering state guarantees for lending to SMEs, defined as companies with annual sales of up to 1,000,000 UF (US$ 34.9 million). The state will guarantee between 60-85% of the loans given by banks to qualifying companies, with loans to smaller companies receiving higher levels of guarantees. These loans will have a maximum amount of 3 months of sales, a preferential interest rate of the Central Bank Monetary Policy Rate (currently at 0.5%) + 3% and a term of 24-48 months. There will also be a 6-month grace period, including other loans with the same bank. The use of proceeds of these lines will be limited and cannot be used to distribute capital to owners, pay dividends or make new fixed asset investments. In addition, the CMF will permit for all commercial loans that are 30 days or less overdue, a grace period of up to 6 months with no impact of provisioning levels. As of June 30, 2020, the Bank had approved approximately Ch$1,484,533 million (or US$1.8 billion) loans granted under this program, representing 8.1% of our total commercial loan book, with the state guarantees covering around 77% on average.


FOGAPE loans disbursed each month
Ch$bn
932
577
111
May
June
July

The CMF has also introduced regulation to foster loan re-programming without these loans being marked as renegotiated, if the client requesting the payment holiday is less than 30 days overdue. For mortgage and commercial loans, the maximum payment holiday is up to 6 months and for consumer loans up to 3 months. Since the start of the crisis, we have offered all our clients, that meet the regulators requirements, a 3-month grace period through our on-line platforms. As of June 30, 2020, a total of Ch$2.9 trillion or 16.1% of the commercial loan book received a grace period and/or a FOGAPE loan. Furthermore, 38.9% of loans to individuals were re-programmed totaling Ch$7.5 trillion. In total 29.5% of our loan book was re-programmed (includes new FOGAPE loans).

Reprogramming and Fogape[1]	Amount	% of loan book[2]
Retail	Ch$ 7,455,334 million (USD 9.1 billion)	43.9% (consumer+mortgage)
Commercial [2]	Ch$ 2,949,601 million (USD 3.6 billion)	16.1% (commercial)
Total	**Ch$ 10,404,935 million (USD 12.7 billion)**	**29.5%**

Fogape Loans	Amount	% of commercial loan book
Total	**Ch$ 1,484,533 million (USD 1.8 billion)**	**8.1%**

1. Source: CMF with information as of July 3, 2020.

At the end of April, the CMF published the treatment for FOGAPE loans for capital ratio purposes. Under the current treatment, the 15% of the guarantees can be computed as Tier II capital and together with additional provisions, has a maximum combined limit of 1.5% of risk weighted assets. However, on July 21, 2020 the CMF published for consultation a new treatment of the FOGAPE loans. According to the proposal, the guarantees will no longer be considered in Tier II, and the risk weighting of FOGAPE loans will now be lowered from 100% to 10%. For Banco Santander Chile this new treatment would increase our core capital ratio by approximately 30 bp.

The CMF announced the temporary extension in the write-off in assets received in payment from 12 to 18 months, and the possibility to use the excess of mortgage guarantees to guarantee SME loans. In addition, the CMF has decided to postpone implementation of BIS III until the end of 2021. In any case, by the end of 2020 we will have all the guidelines and regulations published, with the phase in to start in December 2021. In July 2020, the guidelines for risk weighting market risk were published for consultation.

Central Bank measures

Firstly, the **Central Bank enabled two types of liquidity lines for banks, totaling US$24 billion.** The first line is the facility available conditionally on loan growth (FCIC) to ensure that banks continue to finance and refinance households and businesses in Chile up to 15% of consumer and commercial loans. This line is secured with collateral with a maturity of up to 4 years. Banks can use government bonds, corporate bonds or highly rated large commercial loans as collateral for these lines. The second line available, the LCL, is part of this same 15% of the FCIC, however this is unsecured and available for banks for up to 2 years and each bank is limited by the liquidity reserve requirements by Central Bank. The rate to be charged on these credit lines is the Monetary Policy Rate, which as of March 31, 2020 was 0.5%. Ultimately these credit lines should provide the liquidity to banks to enable them to continue financing companies and individuals. In July, the **Central Bank extended the liquidity program** (FCIC2) for US$16 billion with a limit of US$4 billion per bank conditional on COVID-19 commercial loan growth. As of June 30, 2020, Banco Santander Chile had taken down Ch$3.3 trillion from these lines.

The Government is currently discussing a constitutional change that will allow the Central Bank to purchase government debt in the secondary market to provide further financial stability during the pandemic. The Central Bank

also has an open bank bond purchasing program of up to US$8 billion. Finally, the Central Bank is looking to permit pension funds to enter the repo market to ensure liquidity during the fund withdrawal period.

Section 4: YTD Results by reporting segment

Net contribution from business segments down 9.3% YoY with retail banking rising 12.7%

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	515,326	164,555	53,325	733,206
Change YoY	10.8%	16.0%	16.3%	12.3%
Net fee and commission income	107,930	19,708	12,465	140,103
Change YoY	(3.9%)	1.3%	(12.6%)	(4.0%)
Total financial transactions, net	13,090	9,561	40,020	62,671
Change YoY	(2.1%)	10.3%	(16.3%)	(10.3%)
Total revenues	**636,345**	**193,824**	**105,810**	**935,979**
Change YoY	**7.7%**	**14.0%**	**(1.9%)**	**7.8%**
Provision for loan losses	(160,801)	(56,949)	(37,351)	(255,101)
Change YoY	5.1%	183.1%	2740.4%	46.3%
Net operating profit from business segments[5]	**475,544**	**136,875**	**68,459**	**680,878**
Change YoY	**8.6%**	**(8.7%)**	**(35.8%)**	**(1.9%)**
Operating expenses[6]	(299,188)	(46,574)	(35,203)	(380,965)
Change YoY	6.4%	(4.2%)	4.6%	4.8%
Net contribution from business segments[7]	**176,357**	**90,301**	**33,256**	**299,914**
Change YoY	**12.7%**	**(10.8%)**	**(54.4%)**	**(9.3%)**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM
4. Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 9.3% YoY in 6M20 compared to the same period of 2019, affected by higher **provisions** due to the COVID-19 pandemic.

Total revenues increased 7.8% YoY driven by strong margin growth. **Net interest income** (NII) from the business segments in 2020 grew 12.3% YoY mainly affected by strong loan growth of 13.5% YoY together with an improved funding mix driven by the strong growth of non-interest bearing demand deposits and lower time deposit costs. **Net fee and commission income** decreased 4.0% from the business segments as 2Q20 was impacted by the quarantines and consequent less activities particularly affecting our card business and investment banking. On a positive note checking account fees remained solid thanks to growth of clients opening our digital products such as Life and Superdigital. After a weaker 1Q20, **Financial transactions from our business segments** recovered in 2Q20 with an increase of 6.5% compared to 2Q19 due to demand from clients for treasury products. **Operating expenses** in our business segments also increased 4.8% YoY mainly due to higher expenses due to the annual adjustment of salaries to

the CPI index and the depreciation of the Chilean Peso, which affected costs denominated in foreign currencies, mainly IT expenses.

The net contribution from Retail banking increased 12.7% YoY. Total revenues increased 7.7% YoY driven by a 10.8% YoY increase in Net interest income in this segment due to the improved funding mix, higher loan spreads and the incorporation of Santander Consumer Chile S.A. Fees in this segment decreased 3.9% due to lower usage of cards due to the quarantines in 2Q20. However, fees from checking accounts have remained solid thanks to growth of our digital banking offer through Superdigital and Santander Life. Operating costs increased by 6.4% YoY, mainly due to annual adjustment of salaries to the CPI index and the depreciation of the Chilean Peso, which affected costs denominated in foreign currencies, mainly IT expenses. Marketing expenses also increased in 1H20 due to the launch of Klare and Superdigital.

Net contribution from the Middle-market decreased 10.8% YoY in 6M20. Total revenues in this segment grew 14.0%, led by an increase of 16.0% in net interest revenue driven by loan growth and an improved funding mix and higher treasury income, which grew 10.3% YoY. This was offset by higher provision expense in the quarter as a consequence of the COVID-19 crisis.

Net contribution from the SCIB decreased 54.4% YoY in 6M20 despite a 45.4% YoY growth in loans volumes. Performance was negatively affected by a lower client treasury income and a drop in investment banking services, as well as higher provisions due to the crisis.

Section 5: Loans, funding and capital

Loan growth driven by lower risk commercial lending in the quarter

Total loans increased 13.5% YoY and 2.7% QoQ, driven by higher demand for commercial loans from the Middle-market and CIB segment in the quarter and FOGAPE loans for SMEs, while consumer loans contracted 7.0% in the quarter due to lower consumption and good payment behavior of our clients.

Loans by segment

		YTD		Change %	
(Ch$mn)	Jun-20	Mar-20	Jun-19	Jun-20/Jun-19	Jun-20/Mar-20
Total loans to individuals[1]	**19,018,346**	**19,261,504**	**17,587,193**	**8.1%**	**(1.3%)**
Consumer loans	5,067,641	5,451,276	4,989,182	1.6%	(7.0%)
Residential mortgage loans	11,930,763	11,664,135	10,657,763	11.9%	2.3%
SMEs	**4,698,297**	**4,128,892**	**3,917,838**	**19.9%**	**13.8%**
Retail banking	**23,716,643**	**23,390,396**	**21,505,031**	**10.3%**	**1.4%**
Middle-market	**9,119,748**	**8,789,095**	**7,876,076**	**15.8%**	**3.8%**
Corporate & Investment banking (SCIB)	**2,273,420**	**2,172,932**	**1,563,227**	**45.4%**	**4.6%**
Total loans[2 3]	**35,287,963**	**34,355,161**	**31,094,938**	**13.5%**	**2.7%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

In the quarter, loans from our **Middle-market and CIB segments** continued to grow strongly at 3.8% QoQ and 4.6% QoQ, respectively. Our strategy with these segments continues to focus on the overall profitability of clients. With the onset of the COVID-19 crisis, many companies began to takedown their approved credit lines driving loan growth in the quarter.

Loans to SMEs increased 19.9% YoY and 13.8% QoQ driven by FOGAPE loans (See Section 3). This program was launched at the beginning of May, where we saw a strong up take in demand for this loan from our Middle-market and SME clients. Since then demand has gradually been waning, with the expected peak of demand now passed. As of June 30, 2020, approximately Ch$1,484,533million (or US$1.8 billion) loans had been granted under this scheme, representing 8.1% of our total commercial loan book, with the state guarantees covering around 77% on average.

Loans to individuals increased 8.1% YoY and decreased 1.3% QoQ. The quarterly decrease was mainly due to the contraction of **Consumer loans** which decreased 7.0% QoQ as clients have become more restrictive in their consumption behavior and focusing on paying back their loans. On a YoY basis loan growth was driven by the acquisition of Santander Consumer auto lending business in 4Q19. **Mortgage loans** increased 11.9% YoY and 2.3% QoQ. Long-term interest rates have remained at attractive levels, contributing to the sustained growth.

Demand deposits up 39.3% YoY

Funding

(Ch$mn)	Jun-20	YTD Mar-20	Jun-19	Change % Jun-20/Jun-19	Change % Jun-20/Mar-20
Demand deposits	12,411,024	11,047,625	8,909,594	39.3%	12.3%
Time deposits	14,145,381	14,210,320	13,122,503	7.8%	(0.5%)
Total Deposits	**26,556,405**	**25,257,945**	**22,032,097**	**20.5%**	**5.1%**
Mutual Funds brokered[1]	7,788,038	6,979,195	6,266,181	24.3%	11.6%
Bonds	9,442,203	10,340,124	8,935,664	5.7%	(8.7%)
Central Bank lines	3,331,198	-	-	--%	--%
Adjusted loans to deposit ratio[2]	93.6%	91.5%	97.0%		
LCR [3]	198.0%	204.8%	139.5%		
NSFR [4]	105%	109.4%	111.2%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to Chilean regulations.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 20.5% YoY and 5.1% QoQ in 2Q20. In the quarter, **non-interest bearing demand deposits** grew 12.3% QoQ and 39.3% YoY due to high growth of retail checking accounts and continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantines.

As of March 2020, the latest data available, Santander Chile's market share in new account openings in this month reached 43.7% and overall market participation in checking accounts increased to 21.9% (up from 21.7% in December 2019). This also led to a high liquidity ratio with the Bank's **LCR** and **NSFR** reaching 198% and 105%, respectively.

Demand deposits by segment

Ch$ bn	6M20	YoY	QoQ
Individuals	4,122	32.9%	7.6%
SMEs	2,353	53.6%	31.8%
Retail	**6,476**	**39.7%**	**15.3%**
Middle Market	**3,543**	**32.8%**	**12.5%**
Corporate (SCIB)	**2,048**	**51.0%**	**0.4%**
Total	**12,411**	**39.3%**	**12.3%**

Time deposits increased 7.8% YoY and decreased 0.5% QoQ. In March the Central Bank continued to lower its MPR, which serves as reference rate for most CLP denominated deposits. At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers.

The low rate environment also drove the 24.3% YoY and 11.6% QoQ rise in **mutual funds** brokered through the Bank as clients searched for higher yielding investments driving asset management brokerage fees.

CLP Time Deposit Cost Evolution



2.9%
3.2%
2.50%
1.8%
1.7%
1.2%
0.50%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Santander
Chile
BCI
Central Bank Rate

*Quarterly interest expenses paid on nominal peso deposits over quarterly average balance of nominal peso time deposits

Bonds grew 5.7% YoY and decreased 8.7% QoQ as the Bank's long-term funding needs were obtained from the **Central Bank lines** priced at MPR. These amounted to Ch$3,331,198 million as of June 30, 2020.

ROAE of 13.0% in 6M20 despite COVID-19 crisis.

Equity

		YTD		Change %	
(Ch$mn)	Jun-20	Mar-20	Jun-19	Jun-20/Jun-19	Jun-20/Mar-20
Capital	891,303	891,303	891,303	--%	--%
Reserves	2,341,986	2,121,149	2,159,783	8.4%	10.4%
Valuation adjustment	54,695	-5,294	26,108	109.5%	(1133.2%)
Retained Earnings:					
Retained earnings prior periods	165,628	552,093	-	--%	(70.0%)
Income for the period	228,873	144,014	296,662	(22.9%)	58.9%
Provision for mandatory dividend	(68,662)	(208,832)	(88,999)	(22.9%)	(67.1%)
Equity attributable to equity holders of the Bank	**3,613,823**	**3,494,433**	**3,284,857**	**10.0%**	**3.4%**
Non-controlling interest	80,995	80,285	46,589	73.9%	0.9%
Total Equity	3,694,818	3,574,718	3,331,446	10.9%	3.4%
Quarterly ROAE	**9.5%**	**16.8%**	**21.1%**		
YTD ROAE	**13.0%**	**16.8%**	**18.2%**		

Shareholders' equity totaled Ch$3,613,823 million as of June 30, 2020 and grew 10.0% YoY and 3.4% QoQ. The Bank's **ROAE** in the first half of 2020 was 13.0% which even though is below historical levels is still higher than the Bank's cost of capital.

In April, the Bank' shareholders approved the decision to distribute a dividend payout of 30%, in line with the regulatory minimum and lower than previous years, to ensure healthy capital ratios during the pandemic. Of the remaining 70% of 2019 net income, 40% was assigned to reserves and 30% to retained earnings.

Capital Adequacy

		YTD		Change %	
(Ch$mn)	Jun-20	Mar-20	Jun-19	Jun-20/Jun-19	Jun-20/Mar-20
Tier I (Core Capital)	3,613,823	3,494,433	3,284,857	10.0%	3.4%
Tier II	1,666,390	1,089,880	852,464	95.5%	52.9%
Regulatory capital	**5,280,213**	**4,584,313**	**4,137,322**	**27.6%**	**15.2%**
Risk weighted assets	36,238,926	35,972,079	31,512,066	15.0%	0.7%
Tier I (Core Capital) ratio	**10.0%**	**9.7%**	**10.4%**		
BIS ratio	**14.6%**	**12.7%**	**13.1%**		

Risk weighted assets (RWA) increased 15.0% in YoY and 0.7% QoQ, driven by loan growth, especially as under current local regulations, the FOGAPE loans are risk-weighted 100% with the guarantee computing as Tier II in the BIS ratio. The Bank's core capital ratio[1] was 10.0% and the total BIS ratio[2] was 14.6% as of June 30, 2020. In 1H20, the Bank issued subordinated debt totaling Ch$1,364,691 million, an increase of 69.3% YoY, driving the rise in our total capital ratios.

As of the date of this report, the CMF has published for consultation a new treatment of the FOGAPE loans for capital purposes. According to the proposal, the guarantees will no longer be considered in Tier II and the risk weighting of FOGAPE loans would now be 10% instead of 100%. This regulatory change would increase our core capital ratio by around 30bp.

As a reminder the regulator has decided to postpone implementation of BIS III until the end of 2021. In any case, by the end of 2020 we will have all the guidelines and regulations published, with the phase in to start in December 2021. The CMF, in July published for consultation the new guidelines for risk weighting market risk. The CMF will be adopting a standardized approach to market risk and will slowly phase-in the adoption of more advanced models.

1. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
2. BIS ratio: Regulatory capital divided by RWA.

Section 6: Analysis of quarterly income statement

Margins impacted by growth in lower risk assets and supported by lower cost of funds

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	2Q20	1Q20	2Q19	2Q20/2Q19	2Q20/1Q20
Net interest income	**380,343**	**388,299**	**370,375**	**2.7%**	**(2.0%)**
Average interest-earning assets	40,190,322	36,919,662	33,931,067	18.4%	8.9%
Average loans (including interbank)	34,775,498	33,574,758	31,030,695	12.1%	3.6%
Avg. net gap in inflation indexed (UF) instruments[1]	6,106,304	5,957,868	3,965,934	54.0%	2.5%
Interest earning asset yield[2]	5.1%	6.9%	8.0%		
Cost of funds[3]	1.3%	2.7%	3.7%		
Net interest margin (NIM) [4]	**3.8%**	**4.2%**	**4.4%**		
Quarterly inflation rate[5]	0.3%	1.0%	1.2%		
Central Bank reference rate	0.5%	0.5%	2.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q20, **Net interest income, NII,** increased 2.7% compared to 2Q19 and decreased 2.0% compared to 1Q20. The Bank's **NIM** in 2Q20 was 3.8%, lower compared to the 4.2% in 1Q20 and 4.4% in 2Q19, with lower inflation in the quarter of 0.3%. The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets.

The Central Bank has continued a process of relaxing monetary policy with the latest rate cuts in March 2020, when it was reduced to 0.5%, considered to be the technical minimum by the Central Bank. This had a positive impact on deposit costs denominated in nominal pesos, which comprise most of our time deposits. Furthermore, in 2Q20 the 12.3% QoQ increase in non-interest bearing demand deposits also had a positive impact on margins. These positive effects were offset by the abovementioned lower inflation and growth in lower yielding but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans. The overall effect on NIMs was a decrease from 4.2% in 1Q20 to 3.8% in 2Q20.

Increasing coverage to 154% with Ch$30,000 million additional provisions

During the quarter **provisions i**ncreased 150.3% YoY and 85.7% QoQ as the Bank is proactively increasing provisions to anticipate the risk of the loan portfolio due to the economic crisis in Chile. Since March, the Bank has offered grace periods to clients with good payment behavior and therefore asset quality has remained relatively stable as of June

2020. However, given the current health and economic situation, the Bank decided in the quarter to establish additional provisions of Ch$30,000 million which are allocated equally between the consumer, mortgage and commercial portfolio.

Including these Ch$30,000 million additional provisions, the **cost of credit** in 2Q20 reached 2.2%, and without the additional provisions, it would have reached 1.9%. The higher provision expense was mainly due to increased provisioning in commercial loans as the Bank has lowered the rating for some large corporates that are under strain at this time as well as higher provisions for SMEs.

The **NPL ratio** improved from 2.0% in 1Q20 to 1.9% in 2Q20 and similar to the level reached in 2Q19. The **Impaired loans ratio** improved from 5.7% in 1Q20 and 5.8% in 2Q20 to 5.3% in 2Q20 due to the payment holidays, as well as positive payment behavior of clients that did not request payment holidays. The **total Coverage ratio,** including the additional provisions for consumer loans, reached 154.1% in 2Q20 and the **Expected loan loss ratio** (Loan loss allowance over total loans) rose from 2.7% in 1Q20 to 2.9% in 2Q20. However, while these indicators of asset quality are positive, the economic crisis is ongoing and, therefore, the Bank in July 2020 will recognize an additional Ch$30,000 million in additional voluntary provisions.

Provision for loan losses by product

	Quarter			Change %	
(Ch$mn)	2Q20	1Q20	2Q19	2Q20/2Q19	2Q20/1Q20
Consumer loans[2]	(66,140)	(41,149)	(28,181)	134.7%	60.7%
Commercial loans[1]	(112,022)	(61,088)	(46,881)	138.9%	83.4%
Residential mortgage loans	(12,901)	(633)	(1,286)	903.2%	1938.1%
Total Provision for loan losses[3]	**(191,063)**	**(102,870)**	**(76,348)**	**150.3%**	**85.7%**

1. Includes provision for loan losses for contingent loans.
2. In 2Q19 we liberated additional provisions for Ch$20,000 million that had been established in anticipation of the recalibration of the consumer provisioning model which was carried out in 2Q19.
3. In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage.

Provision expense for commercial loans increased 138.9% compared to 2Q19 and 83.4% compared to 1Q20. The strong increase in provisions in 2Q20 was mainly due to higher provisioning for certain sectors with increased risk due to the lower economic growth and Ch$10,000 million in additional voluntary provisions set aside for these loans. The **Impaired commercial loan ratio** improved from 6.6% in 1Q20 to 6.3% in 2Q20 and the **commercial NPL ratio** improved from 2.3% in 1Q20 to 2.2% in 2Q20 due to payment holidays, but also strong growth in low risk Corporate and FOGAPE loans. Approximately 77% of the loan amount in FOGAPE loans are guaranteed by State. As a result, the **Coverage ratio of non-performing commercial loans** increased from 134.6% in 1Q20 to 155.1% in 2Q20.

Provisions for loan losses for consumer loans increased 134.7% compared to 2Q19 and 60.7% compared to 1Q20. These figures also include Ch$10,000 million in voluntary additional provisions. As a reminder, in 4Q19 the Bank incorporated the operations of Santander Consumer Chile S.A. an auto-financing company. The **consumer NPL ratio** deteriorated slightly from 1.6% in 1Q20 to 1.7% in 2Q20 with the **Impaired consumer loan ratio** increased from 5.2% in 1Q20 to 5.8% in 2Q20. However, it is important to remember that these loans have been contracting since the beginning of the year as clients that did not request payment holidays have shown positive payment behavior. This is due to the focus in recent years of expanding our consumer loan book mainly among high income earners. Furthermore, compared to the industry, the evolution of the Bank's consumer loan portfolio has improved. The **Coverage of consumer loans** including additional provisions, was 372.9% in the quarter.


Consumer NPLs
Base May 2019=100
134
129
128
103
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Santander
Chile
BCI
System


Consumer Impaired Loans
Base May 2019=100
128
125
117
109
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Santander
Chile
BCI
System

Provisions for loan losses for residential mortgage loans amounted to Ch$12,901 million in 2Q20 including the Ch$10,000 million in additional provisions. The **NPL ratio of mortgage loans** improved slightly from 1.6% in 1Q20 to 1.5% while the **Impaired mortgage loan ratio** also improved from 4.7% in 1Q20 to 3.6% in 2Q20 due to the payment holidays, as well as positive payment behavior of clients that did not request payment holidays. The **Coverage of mortgage loans** finished the quarter at 43.7%. Over recent years, we have maintained a focus on originating mortgage loans among high income earners with an average loan to value below 80%. This has been a key factor in maintaining healthy asset quality in this product.

Provision for loans losses and asset quality

(Ch$mn)	Quarter			Change %	
	2Q20	1Q20	2Q19	2Q20/2Q19	2Q20/1Q20
Gross provisions	(139,603)	(97,572)	(74,430)	87.6%	43.1%
Charge-offs[1]	(35,251)	(27,384)	(42,234)	(16.5%)	28.7%
Gross provisions and charge-offs	**(174,854)**	**(124,956)**	**(116,664)**	**49.9%**	**39.9%**
Loan loss recoveries	13,791	22,086	20,316	(32.1%)	(37.6%)
Provision for loan losses excluding additional provisions	**(161,063)**	**(102,870)**	**(96,348)**	**67.2%**	**56.6%**
Additional provisions	(30,000)	-	20,000	(250.0%)	--%
Provision for loan losses[2]	**(191,063)**	**(102,870)**	**(76,348)**	**150.3%**	**85.7%**
Cost of credit[3]	**2.20%**	**1.23%**	**0.98%**		
Total loans[4]	35,287,963	32,731,735	30,600,260	13.5%	2.7%
Total Loan loss allowances (LLAs) [5]	(1,008,589)	(922,977)	(777,313)	29.8%	9.3%
Non-performing loans[6] (NPLs)	**664,754**	**679,232**	**579,536**	**14.7%**	**(2.1%)**
NPLs consumer loans	87,342	89,910	81,104	7.7%	(2.9%)
NPLs commercial loans	399,596	402,436	375,625	6.4%	(0.7%)
NPLs residential mortgage loans	177,816	186,886	122,807	44.8%	(4.9%)
Impaired loans[7]	**1,875,052**	**1,957,827**	**1,810,842**	**3.5%**	**(4.2%)**
Impaired consumer loans	296,408	284,998	263,699	12.4%	4.0%
Impaired commercial loans	1,145,583	1,129,970	1,051,907	8.9%	1.4%
Impaired residential mortgage loans	433,061	542,859	495,236	(12.6%)	(20.2%)
Expected loss ratio[8] (LLA / Total loans)	**2.9%**	**2.7%**	**2.5%**		
NPL / Total loans	**1.9%**	**2.0%**	**1.9%**		
NPL / consumer loans	1.7%	1.6%	1.6%		
NPL / commercial loans	2.2%	2.3%	2.4%		
NPL / residential mortgage loans	1.5%	1.6%	1.2%		
Impaired loans / total loans	**5.3%**	**5.7%**	**5.8%**		
Impaired consumer loan ratio	5.8%	5.2%	5.3%		
Impaired commercial loan ratio	6.3%	6.6%	6.8%		
Impaired mortgage loan ratio	3.6%	4.7%	4.6%		
Coverage of NPLs[9]	**154.1%**	**134.6%**	**137.6%**		
Coverage of NPLs non-mortgage[10]	192.4%	173.8%	161.1%		
Coverage of consumer NPLs[11]	372.9%	349.2%	322.6%		
Coverage of commercial NPLs[12]	155.4%	134.6%	126.2%		
Coverage of mortgage NPLs[13]	43.7%	36.0%	50.1%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. In 2Q19 we liberated additional provisions for Ch$20,000 million that had been established in anticipation of the recalibration of the consumer provisioning model which was carried out in 2Q19.In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions from 4Q19 and the Ch$30,000 million established in 2Q20.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions in 4Q19 and the additional provisions established in 2Q20 for Ch$30,000 million.
9. LLA / NPLs. Adjusted to include the Ch$16,000 million additional provisions from 4Q19 and the additional provisions in 2Q20 for Ch$30,000 million: Ch$10,000 million for each portfolio.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Adjusted to include the additional provision of Ch$10,000 million per portfolio in 2Q20 and Ch$16,000 million in 4Q19 and 1Q20.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$10,000 million in 2Q20 and Ch$16,000 million in 4Q19 and 1Q20.
12. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in 2Q20
13. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in 2Q20

Fee income affected by lower economic activity but good trends in client acquisition and digital banking

Fee income decreased 8.4% compared to 2Q19 and 16.3% compared to 1Q20. Fees in the quarter were mainly affected by ongoing quarantines and lower economic activity. In particular, the following products were affected: (i) less usage of our cards. This was partially offset by our switch from a three-part interchange fee model defined by Transbank to the four-part interchange fee model. For this reason, on a YoY basis card fees were up 13.8%; (ii) less fees generated by financial advisory and corporate business (iii) less fees from fraud insurance due to a new law that has become effective that makes the banks responsible for frauds and, therefore, making fraud insurance redundant and leading the Bank to reimburse fees already charged for these products. As lockdowns ease and the economy is re-opened fee income should rebound.

Our current account fees remain solid with new digital account opening increasing 20.7% YoY and gaining 44% of the new account openings in the system between December 2019 and March 2020 (latest information available). In the first six months of 2020 we opened 77,915 Life accounts compared to 20,816 in the same period in 2019. Santander Life continues to be the main contributor to new client growth due to the success of this product's Merit Program and Digital On-boarding process. Superdigital also had a record amount of accounts opened in the quarter.

In April, Klare was officially launched (www.klare.cl). This is an online digital platform for brokering insurance products of an insurtech that Santander supports. In the first stage, it will be offering mainly life insurance and expects to add on more products in the future. In this site individuals can easily compare and shop for a life insurance that suits their needs and budget.

Fee Income by Client Segment

		Quarter		Change %	
(Ch$mn)	2Q20	1Q20	2Q19	2Q20/2Q19	2Q20/1Q20
Retail banking[1]	49,598	58,332	55,113	(10.0%)	(15.0%)
Middle-market	8,998	10,710	9,542	(5.7%)	(16.0%)
SCIB[2]	6,042	6,423	6,679	(9.5%)	(5.9%)
Others	(2,378)	(1,060)	(3,360)	(29.2%)	124.3%
Total	**62,260**	**74,405**	**67,974**	**(8.4%)**	**(16.3%)**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking decreased 10.0% compared to 2Q19 and 15.0% compared to 1Q20 as the effects of the lockdown in Santiago and other major cities in Chile reduced fees from cards transactions and fees generated from other products. Furthermore, in the quarter a new law was passed that made banks responsible for card fraud and we are reimbursing clients for insurance services previously contracted.

Fees in the Middle-market decreased 5.7% compared to 2Q19 and 16.0% compared to 1Q20. The decrease in the quarter is mainly due to lower demand for guarantees and other contingent operations and financial advisory mainly caused by lesser economic activity in the quarter due to the COVID-19 crisis.

Fees in SCIB decreased 9.5% YoY and 5.9% QoQ in the quarter, as our larger corporate clients required less financial advisory services and international deals due to lower economic activity.

By products, the evolution of fees was as follows:

Fee Income by Product

	Quarter			Change %	
(Ch$mn)	**2Q20**	**1Q20**	**2Q19**	**2Q20/2Q19**	**2Q20/1Q20**
Card fees	13,929	16,384	12,321	13.1%	(15.0%)
Checking accounts	10,040	9,881	9,354	7.3%	1.6%
Insurance brokerage	11,767	11,625	12,638	(6.9%)	1.2%
Asset management	10,614	12,029	11,553	(8.1%)	(11.8%)
Guarantees, pledges and other contingent op.	8,611	9,486	8,752	(1.6%)	(9.2%)
Collection fees	5,188	9,271	7,058	(26.5%)	(44.0%)
Brokerage and custody of securities	2,757	2,914	2,230	23.6%	(5.4%)
Other	(647)	2,815	4,067	(115.9%)	(123.0%)
Total fees	**62,260**	**74,405**	**67,974**	**(8.4%)**	**(16.3%)**

Strong increase in results from financial transactions, net due to client demand and low long-term interest rates.

Results from Total financial transactions, net was a gain of Ch$77,223 million in 2Q20, an increase of 57.5% compared to 2Q19 and 238.0% compared to 1Q20. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate.

Total financial transactions, net

(Ch$mn)	Quarter 2Q20	1Q20	2Q19	Change % 2Q20/2Q19	2Q20/1Q20
Net income (expense) from financial operations[1]	60,377	155,694	191,421	(68.5%)	(61.2%)
Net foreign exchange gain[2]	16,846	(132,847)	(142,405)	(111.8%)	(112.7%)
Total financial transactions, net	**77,223**	**22,847**	**49,016**	**57.5%**	**238.0%**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

(Ch$mn)	Quarter 2Q20	1Q20	2Q19	Change % 2Q20/2Q19	2Q20/1Q20
Client treasury services	45,537	30,393	35,956	26.6%	49.8%
Non-client treasury income[1]	31,686	(7,546)	13,060	142.6%	--%
Total financ. transactions, net	**77,223**	**22,847**	**49,016**	**57.5%**	**238.0%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$45,537 million in the quarter, an increase of 26.6% compared to 2Q19 and 49.8% compared to 1Q20. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making.

Non-client treasury totaled a gain of Ch$31,686 million in the quarter. The Bank's fixed income liquidity portfolio only includes instruments that are high quality, such as Chilean sovereign risk and U.S. treasuries. During the quarter, the Bank recognized realized gains from the available for sale portfolio (AFS) as long-term rates continued to fall. The strong result in the quarter demonstrates the successful active management of our balance sheet throughout this crisis

Productivity continues to rise. Efficiency ratio of 38.9% in the quarter

Operating expenses increased 1.5% YoY and 1.7% QoQ with the Bank's **efficiency ratio** reaching 38.9% in 2Q20 demonstrating good cost control. Productivity continues to rise with volumes (loans plus deposits) per branch increasing 20.5% YoY and volumes per employee rising 17.9% YoY despite the widespread lockdown throughout the quarter. YTD Operating expenses to total assets improved to 1.4% in 2Q20 compared to 1.8% in in 2Q19.

As a reminder the Bank is in the middle of a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation, which includes expanding the transformation of branches and back-office functions, investment in cyber security and increasing access of clients and non-clients to financial services, mainly through digital channels. This strategy has been further validated by the COVID-19 lockdowns, driving our clients to the digital channels we have been developing. During 2019 we started to pilot the Workcafés 2.0 which are more focused on digital banking and are becoming our building block for the potential future design of our branches. Another part of our strategy is the payments systems. During July, the Bank officially created the Getnet subsidiary, which has been approved by the regulator and so will be up and running shortly.

Operating expenses

	Quarter			Change %	
(Ch$mn)	**2Q20**	**1Q20**	**2Q19**	**2Q20/2Q19**	**2Q20/1Q20**
Personnel salaries and expenses	(102,748)	(99,834)	(104,751)	(1.9%)	2.9%
Administrative expenses	(64,180)	(63,624)	(61,329)	4.6%	0.9%
Depreciation & amortization	(27,556)	(27,714)	(25,516)	8.0%	(0.6%)
Operating expenses[1]	**(194,484)**	**(191,172)**	**(191,596)**	**1.5%**	**1.7%**
Impairment of property, plant and Equipment	-	(638)	-	--%	--%
Points of Sale	**367**	**368**	**380**	**(3.4%)**	**(0.3%)**
Standard	240	238	284	(15.5%)	0.8%
WorkCafé	53	55	46	15.2%	(3.6%)
Middle-market centers	7	7	7	0.0%	0.0%
Select	34	33	43	(20.9%)	3.0%
ATMs	1,104	1,093	1,037	6.5%	1.0%
Employees	11,039	11,078	11,186	(1.3%)	(0.4%)
Efficiency ratio[2]	**38.9%**	**40.6%**	**40.3%**	**+143bp**	**+174bp**
YTD Efficiency ratio[2]	**39.7%**	**40.6%**	**41.4%**	**+165bp**	**+89bp**
Volumes per branch (Ch$mn)[3]	168,494	161,992	139,808	20.5%	4.0%
Volumes per employee (Ch$mn)[4]	5,602	5,381	4,749	17.9%	4.1%
YTD Cost / Assets[5]	**1.4%**	**1.4%**	**1.8%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 2.9% QoQ mainly due to the annual CPI adjustment to salaries in the quarter and decreased 1.9% YoY in line with the fall in headcount of 1.3% YoY and lower variable incentives.

Administrative expenses increased 4.6% YoY and 0.9% QoQ in 2Q20. This was mainly due to increased spending in IT and communication expenses as the Bank has focused efforts on improving the digital platforms for our clients and employees. During the lockdowns, banks are considered essential services and therefore around 70% of the branches have remained open. Around 95% of our back office and headquarter personnel are working remotely. Despite this, productivity has continued to improve demonstrating the strength of our digital channels with online transactions increasing 11.1% QoQ.



Points of Sale
# of branches
-3.4%
380
367
06M19
06M20



Productivity per Point of Sale
Volumes1 per point of sale, Ch$mn
+20.5%
139,808
168,49
4
06M19
06M20



Productivity per employee
Volumes1 per employee, Ch$mn
+17.9%
4,749
5,602
06M19
06M20

1. Volumes= Loans+ Deposits

Amortization expenses increased 8.0% YoY and 0.6% QoQ. The YoY increase was mainly due to the depreciation of fixed assets such as technological equipment which was compensated in part by greater amortization of software and digital banking developments that the Bank is carrying out as part of our plan to improve productivity.

Other operating income, net & corporate tax

Other operating income, **net,** totaled a loss of Ch$19,373 million in 2Q20. Gross other operating income increased 15.4% YoY as more income was recognized for repossessed assets in the quarter and slightly higher income from the sale of fixed assets. Gross other operating expenses increased 49.4% YoY and 18.3% QoQ. Since the start of the COVID-19 crisis in Chile, the Bank has recognized higher provisions for contingencies due to the ongoing crisis and recognized Ch$5,000 million in other expenses related to the implementation of teleworking and other safety measures for our employees and clients. We have also begun spending to prepare our headquarters for the gradual reopening process.

Other operating income, net and corporate tax

(Ch$mn)	Quarter 2Q20	1Q20	2Q19	Change % 2Q20/2Q19	2Q20/1Q20
Other operating income	5,528	6,411	4,791	15.4%	(13.8%)
Other operating expenses	(24,901)	(21,057)	(16,666)	49.4%	18.3%
Other operating income, net	**(19,373)**	**(14,646)**	**(11,875)**	**(63.1%)**	**(32.3%)**
Income from investments in associates and other companies	458	138	(380)	(220.5%)	231.9%
Income tax expense	**(29,777)**	**(31,548)**	**(37,294)**	**(20.2%)**	**(5.6%)**
Effective income tax rate	**25.8%**	**17.9%**	**18.0%**		

Income tax expenses in 2Q20 totaled Ch$29,777 million, a decrease of 20.2% YoY and 5.6% QoQ. For tax purposes, our capital must be restated for CPI inflation. As the CPI inflation was close to 0% in 2Q20 our effective tax rate increased to 25.8% in the quarter similar to the statutory corporate tax rate of 27%.

YTD Income Tax[1]

(Ch$mn)	Jun-20	Jun-19	Change % Jun-20/Jun-19
Net income before tax	**291,727**	**374,971**	**(22.2%)**
Price level restatement of capital[2]	-51,324	-58,022	(11.5%)
Net income before tax adjusted for price level restatement	**240,403**	**316,949**	**(24.2%)**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**(64,909)**	**(85,576)**	**(24.2%)**
Tax benefits[3]	3,584	6,136	(41.6%)
Income tax	**(61,325)**	**(79,440)**	**(22.8%)**
Effective tax rate	**21.0%**	**21.2%**	**-16bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 7: Credit risk ratings

During the quarter, JCR confirmed its A+ rating for the Bank, maintaining a Stable outlook.

International ratings

The Bank has credit ratings from four leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Negative

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	ICR
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Section 8: Ownership Structure

As of June 30, 2020

Ownership Structure


Free float
33%
Santander
Group
67%

Average daily traded volumes 6M20

US$ million


15.5
8.2
6.6
6M20
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2019)


110
100
90
80
70
60
BSAC US
SP500
96.91
73.21
31-12-2019
31-01-2020
29-02-2020
31-03-2020
30-04-2020
31-05-2020
30-06-2020

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2019)


110
100
90
80
70
60
50
BSAN
IPSA
82.40
77.50
12/31/2019
1/31/2020
2/29/2020
3/31/2020
4/30/2020
5/31/2020
6/30/2020

Share Price

ADR Price (US$) 6M20

06/30/2020:	16.40
Maximum (6M20):	24.20
Minimum (6M20):	11.90

Local Share Price (Ch$) 6M20

06/30/2020	33.60
Maximum (6M20):	46.69
Minimum (6M20):	26.75

Stock Information

Market Capitalization:	US$8,386 million
P/E 12month trailing*:	11.7x
P/BV (06/30/20)**:	1.74
Dividend yield***:	2.7%

* Price as of June 30, 2020 / 12mth. earnings
** Price as of June 30, 2020/Book value as of 06/30/20
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2017	1.75	70%
2018	2.25	75%
2019	1.88	60%
2020	0.88	30%

Annex 1: Balance sheet

Unaudited Balance Sheet

	Jun-20	Jun-20	Jun-19	Jun-20/Jun-19
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	4,597,173	3,776,118	1,939,644	94.7%
Cash items in process of collection	456,827	375,238	511,987	(26.7%)
Trading investments	253,515	208,237	163,178	27.6%
Investments under resale agreements	-	-	-	--%
Financial derivative contracts	16,433,145	13,498,185	4,195,904	221.7%
Interbank loans, net	10,612	8,717	8,606	1.3%
Loans and account receivables from customers, net	41,758,774	34,300,657	30,289,001	13.2%
Available for sale investments	6,445,327	5,294,192	2,898,227	82.7%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	12,189	10,012	9,879	1.3%
Intangible assets	86,490	71,043	63,371	12.1%
Property, plant and equipment	230,788	189,569	198,131	(4.3%)
Right of use assets	244,570	200,890	196,041	2.5%
Current taxes	-	-	-	--%
Deferred taxes	628,964	516,631	391,566	31.9%
Other assets	3,137,636	2,577,254	1,166,416	121.0%
Total Assets	**74,296,010**	**61,026,743**	**42,031,951**	**45.2%**
Deposits and other demand liabilities	15,109,598	12,411,024	8,909,594	39.3%
Cash items in process of being cleared	346,798	284,860	392,441	(27.4%)
Obligations under repurchase agreements	244,522	200,850	133,690	50.2%
Time deposits and other time liabilities	17,221,063	14,145,381	13,122,503	7.8%
Financial derivatives contracts	15,948,708	13,100,269	3,829,988	242.0%
Interbank borrowings	6,639,255	5,453,484	1,835,305	197.1%
Issued debt instruments	11,495,256	9,442,203	8,935,664	5.7%
Other financial liabilities	160,779	132,064	209,927	(37.1%)
Leasing contract obligations	182,594	149,983	151,562	(1.0%)
Current taxes	68,534	56,294	4,674	1104.4%
Deferred taxes	129,526	106,393	39,265	171.0%
Provisions	322,257	264,702	212,022	24.8%
Other liabilities	1,928,924	1,584,418	923,870	71.5%
Total Liabilities	**69,797,815**	**57,331,925**	**38,700,505**	**48.1%**
Equity				
Capital	1,085,102	891,303	891,303	0.0%
Reserves	2,851,213	2,341,986	2,159,783	8.4%
Valuation adjustments	66,588	54,695	26,108	109.5%
Retained Earnings:				
Retained earnings from prior years	201,641	165,628	-	--%
Income for the period	278,638	228,873	296,662	(22.9%)
Minus: Provision for mandatory dividends	(83,591)	(68,662)	(88,999)	(22.9%)
Total Shareholders' Equity	4,399,590	3,613,823	3,284,857	10.0%
Non-controlling interest	98,606	80,995	46,589	73.9%
Total Equity	**4,498,196**	**3,694,818**	**3,331,446**	**10.9%**
Total Liabilities and Equity	**74,296,010**	**61,026,743**	**42,031,951**	**45.2%**

1. The exchange rate used to calculate the figures in dollars was Ch$821.40 / US$1

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Jun-20	Jun-20	Jun-19	Jun-20/Jun-19
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	1,403,886	1,153,152	1,136,862	1.4%
Interest expense	(468,115)	(384,510)	(443,786)	(13.4%)
Net interest income	**935,771**	**768,642**	**693,076**	**10.9%**
Fee and commission income	276,317	226,967	244,727	(7.3%)
Fee and commission expense	(109,937)	(90,302)	(106,078)	(14.9%)
Net fee and commission income	**166,381**	**136,665**	**138,649**	**(1.4%)**
Net income (expense) from financial operations	263,052	216,071	22,911	843.1%
Net foreign exchange gain	(141,224)	(116,001)	64,950	(278.6%)
Total financial transactions, net	**121,829**	**100,070**	**87,861**	**13.9%**
Other operating income	14,535	11,939	9,947	20.0%
Net operating profit before provisions for loan losses	**1,238,515**	**1,017,316**	**929,533**	**9.4%**
Provision for loan losses	**(357,844)**	**(293,933)**	**(152,622)**	**92.6%**
Net operating profit	**880,671**	**723,383**	**776,911**	**(6.9%)**
Personnel salaries and expenses	(246,630)	(202,582)	(199,308)	1.6%
Administrative expenses	(155,593)	(127,804)	(120,665)	5.9%
Depreciation and amortization	(67,288)	(55,270)	(51,679)	6.9%
Op. expenses excl. Impairment and Other operating expenses	**(469,511)**	**(385,656)**	**(371,652)**	**3.8%**
Impairment of property, plant and equipment	(777)	(638)	-	--%
Other operating expenses	(55,951)	(45,958)	(30,831)	49.1%
Total operating expenses	**(526,238)**	**(432,252)**	**(402,483)**	**7.4%**
Operating income	**354,433**	**291,131**	**374,428**	**(22.2%)**
Income from investments in associates and other companies	726	596	543	9.8%
Income before tax	**355,158**	**291,727**	**374,971**	**(22.2%)**
Income tax expense	(74,659)	(61,325)	(79,440)	(22.8%)
Net income from ordinary activities	**280,499**	**230,402**	**295,531**	**(22.0%)**
Net income discontinued operations	-	-	1,699	(100.0%)
Net consolidated income	280,499	230,402	297,230	(22.5%)
Net income attributable to:				
Non-controlling interest	1,861	1,529	568	169.2%
Net income attributable to equity holders of the Bank	**278,638**	**228,873**	**296,662**	**(22.9%)**

1. The exchange rate used to calculate the figures in dollars was Ch$821.40 / US$1

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	2Q20	2Q20	1Q20	2Q19	2Q20/2Q19	2Q20/1Q20
	US$ Ths[1]		Ch$ Million		% Chg.	
Interest income	624,200	512,718	640,434	676,111	(24.2%)	(19.9%)
Interest expense	(161,158)	(132,375)	(252,135)	(305,736)	(56.7%)	(47.5%)
Net interest income	**463,042**	**380,343**	**388,299**	**370,375**	**2.7%**	**(2.0%)**
Fee and commission income	123,347	101,317	125,650	123,361	(17.9%)	(19.4%)
Fee and commission expense	(47,549)	(39,057)	(51,245)	(55,387)	(29.5%)	(23.8%)
Net fee and commission income	**75,797**	**62,260**	**74,405**	**67,974**	**(8.4%)**	**(16.3%)**
Net income (expense) from financial operations	73,505	60,377	155,694	191,421	(68.5%)	(61.2%)
Net foreign exchange gain	20,509	16,846	(132,847)	(142,405)	(111.8%)	(112.7%)
Total financial transactions, net	**94,014**	**77,223**	**22,847**	**49,016**	**57.5%**	**238.0%**
Other operating income	6,730	5,528	6,411	4,791	15.4%	(13.8%)
Net operating profit before provisions for loan losses	**639,584**	**525,354**	**491,962**	**492,156**	**6.7%**	**6.8%**
Provision for loan losses	**(232,607)**	**(191,063)**	**(102,870)**	**(76,348)**	**150.3%**	**85.7%**
Net operating profit	**406,977**	**334,291**	**389,092**	**415,808**	**(19.6%)**	**(14.1%)**
Personnel salaries and expenses	(125,089)	(102,748)	(99,834)	(104,751)	(1.9%)	2.9%
Administrative expenses	(78,135)	(64,180)	(63,624)	(61,329)	4.6%	0.9%
Depreciation and amortization	(33,548)	(27,556)	(27,714)	(25,516)	8.0%	(0.6%)
Op. expenses excl. Impairment and Other operating expenses	**(236,771)**	**(194,484)**	**(191,172)**	**(191,596)**	**1.5%**	**1.7%**
Impairment of property, plant and equipment	-	-	(638)	-	--%	(100.0%)
Other operating expenses	(30,315)	(24,901)	(21,057)	(16,666)	49.4%	18.3%
Total operating expenses	**(267,087)**	**(219,385)**	**(212,867)**	**(208,262)**	**5.3%**	**3.1%**
Operating income	**139,890**	**114,906**	**176,225**	**207,546**	**(44.6%)**	**(34.8%)**
Income from investments in associates and other companies	558	458	138	257	78.2%	231.9%
Income before tax	**140,448**	**115,364**	**176,363**	**207,803**	**(44.5%)**	**(34.6%)**
Income tax expense	(36,252)	(29,777)	(31,548)	(37,294)	(20.2%)	(5.6%)
Net income from ordinary activities	**104,196**	**85,587**	**144,815**	**170,509**	**(49.8%)**	**(40.9%)**
Net income discontinued operations	-	-	-	1,699	(100.0%)	--%
Net consolidated income	**104,196**	**85,587**	**144,815**	**172,208**	**(50.3%)**	**(40.9%)**
Net income attributable to:						
Non-controlling interest	886	728	801	339	114.7%	(9.1%)
Net income attributable to equity holders of the Bank	**103,310**	**84,859**	**144,014**	**171,232**	**(50.4%)**	**(41.1%)**

1. The exchange rate used to calculate the figures in dollars was Ch$821.40 / US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	2Q19	3Q19	4Q19	1Q20	2Q20
Loans					
Consumer loans	4,989,182	5,062,334	5,539,057	5,451,276	5,067,641
Residential mortgage loans	10,657,763	10,899,784	11,262,995	11,664,135	11,930,763
Commercial loans	15,439,369	15,938,951	15,914,831	17,226,800	18,280,832
Interbank loans	8,624	4,138	14,852	12,948	8,726
Total loans (including interbank)	**31,094,938**	**31,905,207**	**32,731,735**	**34,355,159**	**35,287,963**
Allowance for loan losses	(797,331)	(820,269)	(893,167)	(906,993)	(978,589)
Total loans, net of allowances	**30,297,607**	**31,084,938**	**31,838,568**	**33,448,166**	**34,309,374**
Deposits					
Demand deposits	8,909,594	9,463,459	10,297,432	11,047,625	12,411,024
Time deposits	13,122,503	13,404,816	13,192,817	14,210,320	14,145,381
Total deposits	**22,032,097**	**22,868,275**	**23,490,249**	**25,257,945**	**26,556,405**
Mutual funds (Off balance sheet)	6,266,181	6,687,626	6,524,098	6,979,195	7,788,038
Total customer funds	**28,298,278**	**29,555,901**	**30,014,347**	**32,237,140**	**34,344,443**
Loans / Deposits[1]	**97.0%**	**95.4%**	**95.1%**	**91.5%**	**93.6%**
Average balances					
Avg. interest earning assets	33,931,067	34,504,184	35,813,783	36,919,662	40,190,322
Avg. Loans	31,030,695	31,470,538	32,460,418	33,574,758	34,775,498
Avg. assets	41,404,593	44,360,354	49,488,714	54,220,552	60,430,179
Avg. demand deposits	8,918,787	9,020,898	9,829,619	10,521,417	11,814,412
Avg equity	3,250,079	3,322,048	3,362,656	3,425,277	3,587,937
Avg. free funds (demand plus equity)	12,168,865	12,342,945	13,192,275	13,946,694	15,402,349
Capitalization					
Risk weighted assets	31,512,066	33,025,025	33,478,951	35,972,079	36,238,926
Tier I (Shareholders' equity)	3,284,857	3,358,402	3,390,823	3,494,433	3,613,823
Tier II	852,464	856,484	913,578	1,089,880	1,666,390
Regulatory capital	4,137,322	4,214,886	4,304,401	4,584,313	5,280,213
Tier I ratio	**10.4%**	**10.2%**	**10.1%**	**9.7%**	**10.0%**
BIS ratio	**13.1%**	**12.8%**	**12.9%**	**12.7%**	**14.57%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.4%**	**4.0%**	**4.2%**	**4.2%**	**3.8%**
Efficiency ratio[3]	40.3%	39.3%	38.3%	40.6%	38.9%
Costs / assets[4]	1.9%	1.7%	1.5%	1.4%	1.3%
Avg. Demand deposits / interest earning assets	26.3%	26.1%	27.4%	28.5%	29.4%
Return on avg. Equity	**21.1%**	**16.7%**	**13.9%**	**16.8%**	**9.5%**
Return on avg. Assets	1.7%	1.3%	0.9%	1.1%	0.6%
Return on RWA	2.5%	2.0%	1.6%	1.9%	1.4%

(Ch$ millions)	2Q19	3Q19	4Q19	1Q20	2Q20
Asset quality					
Impaired loans[5]	**1,810,842**	**1,852,359**	**1,916,609**	**1,957,827**	**1,875,052**
Non-performing loans (NPLs)[6]	**579,536**	**633,259**	**671,336**	**679,232**	**664,754**
Past due loans[7]	354,622	351,165	360,620	374,181	381,012
Loan loss reserves	(797,331)	(820,269)	(893,167)	(906,993)	(978,589)
Impaired loans / total loans	5.8%	5.8%	5.9%	5.7%	5.3%
NPLs / total loans	1.9%	2.0%	2.1%	2.0%	1.9%
PDL / total loans	1.1%	1.1%	1.1%	1.1%	1.1%
Coverage of NPLs (Loan loss allowance / NPLs)	137.6%	129.5%	133.0%	133.5%	147.2%
Coverage of PDLs (Loan loss allowance / PDLs)	224.8%	233.6%	247.7%	242.4%	256.8%
Risk index (Loan loss allowances / Loans)[8]	2.6%	2.6%	2.7%	2.6%	2.8%
Cost of credit (prov expense annualized / avg. loans)	1.0%	1.5%	1.9%	1.2%	2.2%
Network					
Branches	**380**	**381**	**377**	**368**	**367**
ATMs (includes depositary ATMs)	1,037	1,075	1,088	1,093	1,104
Employees	11,186	11,037	11,200	11,078	11,039
Market information (period-end)					
Net income per share (Ch$)	**0.91**	**0.74**	**0.62**	**0.76**	**0.45**
Net income per ADR (US$)	**0.54**	**0.40**	**0.33**	**0.36**	**0.22**
Stock price	50.5	51.4	43.0	33.0	33.6
ADR price	29.9	28.0	23.1	15.1	16.4
Market capitalization (US$mn)	14,119	13,187	11,180	7,008	8,386
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	1.2%	0.5%	0.9%	1.0%	0.3%
Central Bank monetary policy reference rate (nominal)	2.50%	2.00%	1.75%	0.50%	0.50%
Observed Exchange rate (Ch$/US$) (period-end)	678.44	728.60	747.37	853.78	821.40

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.